August 7, 2013

Ms. Mara L. Ransom
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Kohl’s Corporation
Form 10-K for Fiscal Year Ended February 2, 2013
Filed March 22, 2013
File No. 001-11084

Dear Ms. Ransom:

We have received your letter dated July 25, 2013 regarding the above-referenced filings for Kohl’s Corporation (“Kohl’s”). Our responses to each of your comments are provided below. We have repeated each of your comments in full (underlined) and the response to each comment is noted directly below the quoted comments. To provide context for the modified disclosures, we have also included certain disclosures which have not been modified. Disclosures which have been modified in response to your comments have been italicized.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

1. We note you include e-commerce sales in your comparable store sales metric. Please enhance your disclosure in this section to separately account for your e-commerce sales and provide us with your proposed disclosure in this regard. For example, your 2013 Outlook does not provide current expectations for fiscal 2013 as it pertains solely to e-commerce, separate from store sales. To the extent material, please also revise the last table on page 18 to provide this information for your e-commerce sales. Please see Item 303(a) of Regulation S-K.

Response

Like many retailers, Kohl’s is an omni-channel organization leveraging its brick and mortar stores in combination with online and mobile channels. Our customer is increasingly technologically-savvy and her constantly-changing shopping needs now extend beyond our traditional brick and mortar stores and our website. We view our utilization of Internet resources as an important element of our overall operations. For example, we offer in-store kiosks which allow customers to order items online from our stores and have them shipped to their homes with no shipping charges. All of our stores are equipped with Wi-Fi, allowing our customers to order merchandise online with their mobile devices while they shop our stores, such as when we are out of stock of a particular size or color of an item or when it is just more convenient to have the merchandise shipped to the customer’s home or to a friend’s or relative’s home. We continue to improve our digital and mobile sales platforms. Online orders can be fulfilled and shipped from our stores. Some online orders are partially shipped from our stores and partially shipped from our order fulfillment centers. We are building the infrastructure which will allow customers to shop online and pick up in our stores. Our customers may return E-Commerce purchases either via the mail or in any of our stores.

Our marketing strategy and operating model were developed for one customer who can seamlessly shop across any, or all, of these channels. We believe that our E-Commerce operations and our physical stores are integral and increasingly inseparable components of our business. As our omni-channel strategy continues to mature, differentiating E-Commerce sales from physical store sales becomes increasingly challenging and less relevant to an understanding of our sales.

Despite our omni-channel strategy and the fact that E-Commerce sales represented only 7% of net sales in 2012, we have historically disclosed a significant amount of information regarding E-Commerce sales. Specifically, in our 2012 Annual Report on Form 10-K, we disclosed total E-Commerce revenues ($1.4 billion), both the dollar and percentage increases in E-Commerce sales ($432 million and 41.8%, respectively), and the primary reason for the E-Commerce sales increase (increased transactions). We also disclosed that E-Commerce sales are included in our comparable store sales and excluded from our net sales per selling square foot. Finally, we separately disclosed the change in comparable store sales for our physical stores only, so the reader could easily quantify the impact that E-Commerce sales had on our total comparable store sales. We believe that given the materiality of our E-Commerce business, this information provides the reader with sufficient details to understand our sales.

In light of our maturing omni-channel strategy, we respectfully advise the Staff that we may reduce separate physical store and E-Commerce reporting in future filings. Until that time, however, in response to the Staff’s comments, we will continue to disclose E-Commerce revenues, the dollar and/or percentage increase in E-Commerce revenues and comparable store sales both with and without E-Commerce.

2013 Outlook

2. We note your decline in the store portion of your comparable stores sales as well as the decline in net sales per selling square foot over the last three years. We further note your cash provided by operations decreased by 41 percent in 2012. In light of these aspects of your operations, please enhance your disclosure in this section or elsewhere, as appropriate, to provide the following:

•
Additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance;

•	Whether you expect your financial position to remain at its current level or to increase or decrease; and

•	Challenges and risks you face, both the short and long term, and the actions you are taking to address them.

Please see Item 303 of Regulation S-K and SEC Release No. 33-8350. Please provide us with your proposed disclosure in this regard.

Response

As our results have not historically included material non-recurring or non-operational revenues and expenses (e.g. pension earnings/losses or derivative gains/losses), we believe that our earnings and cash flows are high quality. We respectfully refer the Staff to the following sections of our Management’s Discussion and Analysis of Financial Condition and Results of Operations which we believe adequately address the quality and variability of our earnings and cash flows.

•	Sales declines, page 18:

The increases in selling price per unit are the result of changes in our pricing strategy. During the Fall of 2011, we increased our prices as we passed higher apparel costs on to our customers. During 2012, we reduced our prices, especially in the fourth quarter as sales were below expectations, but prices remained higher than 2011. Units per transaction was flat in 2012 and number of transactions declined in part due to insufficient inventory levels in the first several months of 2012 to meet the sales demand which resulted from the price reductions.

From a regional perspective, all regions were slightly negative for the year with no significant variations between the regions.

•	Gross margin declines, page 20:

The decreases in merchandise margin are primarily due to reductions in selling price to drive customer traffic, especially during the holiday season, and higher apparel costs, especially in the first six months of 2012, which were only partially offset by higher selling prices early in the year. The decrease in gross margin attributable to E-Commerce shipping are primarily due to growth in this business as shipping losses as a percent of sales were lower in 2012 than in 2011. Our E-Commerce business currently has a lower gross margin than our stores due to the mix of products sold online and free or related shipping promotions. As our E-Commerce business grows, it also has a more significant impact on our overall gross margin results.

•	Changes in SG&A are discussed in detail on pages 20 – 21. We also respectfully refer the Staff to the additional disclosure to be provided as a result of comment #3 below.

•	Decrease in cash from operations, page 22:

Cash provided by operations decreased 41% in 2012 to $1.3 billion. The decrease is primarily the result of lower earnings, a decrease in deferred taxes related to depreciation and higher inventory levels.

We expect results to improve in 2013 as we reduce our inventory to normalized levels and our net income stabilizes. Following is an example of disclosure that we would plan to include in future annual filings, based on our fiscal 2013 outlook.

2013 Outlook

Our current expectations for fiscal 2013 compared to 2012 are as follows:

Total sales............................................................................    Increase 0 – 2%
Comparable store sales.......................................................    Increase 0 - 2%
Gross margin as a percent of sales.....................................    Increase 15 – 30 bp
SG&A...................................................................................    Increase 1.5 – 3%
Earnings per diluted share...................................................    $4.15 - $4.45

Our strategies to achieve these results include:

•	Focusing on “Mom” (the 35-54 year old female with children)

•	Emphasizing the great value that Kohl’s provides

•	Reducing inventory to normalized levels while still ensuring our customer can find her style, color and size

•	Strengthening our national brand marketing

The retail industry is subject to various risks which could negatively affect our results and our financial position. Many of these risk factors are outside of our control. These risks factors are included in Item 1A, Risk Factors. We constantly monitor these risks and operate our business in a manner which we believe minimizes these risks. At this time, we do not believe that any of these risks pose a heightened threat to our results. As a result, we have not taken specific, incremental actions to mitigate these risks. We respectfully refer the Staff to the following additional sections of our 2012 Annual Report on Form 10-K which we believe adequately address the challenges and risks that that we are facing and the actions that we are taking to address them:

•
As discussed in our MD&A, our stores reported lower comparable store sales in recent years. Some of this reduction is a shift from stores to our E-Commerce business and has no impact on our total sales. This risk and our related actions are disclosed on page 8:

In recent years, we have experienced significant growth in our E-Commerce business. Some of this growth has resulted in lower sales in our stores. Though this has no impact on our consolidated sales, it has had a negative effect on our net income as a percentage of sales as our stores are currently more profitable than our E-Commerce business. This profitability variance is due to a variety of factors including, but not limited to, a higher mix of lower margin merchandise in our E-Commerce business, shipping costs, and investments to provide the infrastructure necessary to grow the E-Commerce business. Though we are aggressively working to improve the profitability of our E-Commerce business, there can be no assurances that our E-Commerce business will become as profitable as our stores.

•
In recent years, sales per square foot have declined, in part, due to a shift in sales from our physical stores to our website. As a result of this shift, and as disclosed on page 17, we have decreased both the number and size of our new stores and have temporarily reduced the number of remodels in 2013 as we continue to evaluate and test different categories and space allocations in our stores.

•	As disclosed on page 20, we are also increasing our investment in E-Commerce.

The increase in 2012 is primarily due to growth in our E-Commerce business. Information technology costs also did not leverage due to continued investments in our technology infrastructure.

Results of Operations, page 17

3. We note you provide a discussion of the various business reasons behind the increase in SG&A from the prior year. However, in circumstances where there is more than one driver behind the change, you should quantify the incremental impact of each individual driver in your discussion so as to enable investors to better understand your performance. For example, you state that in 2012, SG&A increased due primarily to, among other things, increased marketing, investments in technology and infrastructure related to your E-Commerce business and the extra week in the 2012 retail calendar and that these increases were partially offset by lower incentive costs. While this information is helpful, you do not quantify the individual components of SG&A which resulted in an increase from the prior year. Please quantify these individual line items and provide us with your proposed disclosure in this regard. Please see Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Response

Following is an example of disclosure that we would plan to include in future quarterly and annual filings, based on our fiscal 2012 results.

	2012	2011	2010
	(Dollars in millions)
Selling, general & administrative expenses	$4,267	$4,243	$4,190
As a percent of net sales	22.1%	22.6%	22.8%

Selling, general and administrative expenses (“SG&A”) include compensation and benefit costs (including stores, headquarters, buying and merchandising and distribution centers); occupancy and operating costs of our retail, distribution and corporate facilities; freight expenses associated with moving merchandise from our distribution centers to our retail stores and among distribution and retail facilities; advertising expenses, offset by vendor payments for reimbursement of specific, incremental and identifiable costs; net revenues from our Kohl’s credit card operations; and other administrative revenues and expenses. SG&A also includes the costs incurred prior to new store openings, such as advertising, hiring and training costs for new employees, processing and transporting initial merchandise, and rent expense. We do not include depreciation and amortization in SG&A. The classification of these expenses varies across the retail industry.

The following table summarizes the changes in SG&A by expense type:

	Increase
	(Decrease)
	2012	2011
	(In millions)
Distribution Costs	$43	$15
53rd week	30	-
Marketing costs, excluding credit card operations	14	48
Store expenses	(6)	62
Corporate	(16)	94
Net revenues from credit card operations	(41)	(166)
Total	$24	$53

Many of our expenses, including store payroll and distribution costs, are variable in nature. These costs generally increase as sales increase and decrease as sales decrease. We measure both the change in these variable expenses and the expense as a percent of sales. If the expense as a percent of sales decreased from the prior year, the expense “leveraged” and indicates that the expense was well-managed or effectively generated additional sales. An increase in the expense as a percent of sales is referred to as “deleverage” and indicates that sales growth was less than expense growth. SG&A as a percent of sales decreased, or "leveraged," by approximately 40 basis points in 2012.

Distribution costs totaled $245 million for 2012, $202 million for 2011, and $187 million for 2010 and did not leverage in 2012. The increase in 2012 is primarily due to growth in our E-Commerce business.

The retail calendar for fiscal January 2013 included a fifth week, resulting in a 53-week year. SG&A costs during this 53rd week were approximately $30 million.

Marketing costs as a percent of sales for 2012 were comparable to the prior year as 2011 included expenses to support the Jennifer Lopez and Marc Anthony brand launches - the largest launches in our history.

Store payroll costs leveraged in 2012 due to continued implementation of electronic signs and strong payroll management. Other store expenses including both rent-related expenses and variable costs, such as electricity and remodel expenses, as a percent of net sales also declined.

Corporate operations reported significant leverage, primarily due to lower incentive costs and continued investments in our technology infrastructure.

Net revenues from our credit card operations were $388 million in 2012, $347 million in 2011, and $180 million in 2010. The increase in 2012 compared to 2011 is due to higher average receivables which contributed to higher revenues during the year. Offsetting these increases were higher costs associated with a new credit card servicing platform.

In connection with our responses presented herein, Kohl’s acknowledges that:

•	Kohl’s is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Kohl’s may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States

Should you have any questions regarding our responses included herein, please do not hesitate to contact me directly at (262) 703-1893 or Wes.McDonald@Kohls.com.

Sincerely,

/s/ Wesley S. McDonald
Wesley S. McDonald
Chief Financial Officer